Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 25, 2022

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 17, 2022 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – September (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure. Additionally, to the extent that the comments herein apply to the other First Trust Buffer Funds, please update the disclosure in those funds as well.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund.

Response to Comment 1

The Fund confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and to the other First Trust Buffer Funds where applicable, and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally provide a completed fee table and expense examples.

Response to Comment 2

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 3 – Principal Investment Strategies

If accurate, please provide a statement in the second or third paragraph of the section entitled “Principal Investment Strategies” that the buffer will remain the same for each target outcome period.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Principal Investment Strategies

Please supplementally explain why the following statement was deleted from the final paragraph of the section entitled “Principal Investment Strategies”:

“While the Fund’s NAV generally moves in the same direction as the Underlying ETF’s price performance, the Fund may experience gains and losses in excess of those experienced by the Underlying ETF.”

Response to Comment 4

The referenced disclosure has been reinserted.

Comment 5 – Principal Investment Strategies

The Staff notes the following statement from the section entitled “The Underlying ETF”:

“The following description of the Underlying ETF’s principal investment strategies was taken directly from the Underlying ETF’s prospectus, dated January 14, 2021 (“SPY” refers to the Underlying ETF; other defined terms have been modified).”

Please update the date of the Underlying ETF’s prospectus and any SPY prospectus disclosures, if necessary.

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 6

The Fund respectfully declines to revise the disclosure as requested by the Commission. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 7 – Performance

Please supplementally disclose the broad-based securities market index that the Fund intends to use.

Response to Comment 7

The S&P 500® Index will serve as the Fund’s broad-based securities market index.

Comment 8 – Additional Information on the Fund’s Investment Objectives and Strategies

Per Item 9(a) of Form N-1A, please add the Fund’s investment objective to this disclosure. Per Item 9(b)(2) of Form N-1A, please explain how the Fund’s Advisor decides which securities to buy and sell.

Response to Comment 8

The Fund’s investment objective has been added to the referenced section. Otherwise, the Fund believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 9 – Additional Information on the Fund’s Investment Objectives and Strategies

The Staff notes the following statement from the risk disclosure entitled “Capped Upside Risk”:

“As a result of the the Fund's fees and expenses and because the Fund’s returns are subject to a cap, the return of the Fund will represent a return that is worse than the performance of the Underlying ETF.”

This statement appears to be inaccurate given that the Fund’s strategy is to provide return, before fees and expenses, that are approximately twice those of the Underlying ETF that is held for the entire target outcome period. Please revise accordingly.

Response to Comment 9

The prospectus has been revised to reflect that the Fund’s return could be worse than that of the Underlying ETF in circumstances where the Underlying ETF exceeds the cap.

Comment 10 – Management of the Fund

Please add the year that Mr. Sood joined Cboe Vest to the second sentence of Mr. Sood’s biography.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11 – Federal Tax Matters

The Staff notes the statement:

“In addition, counsel to the Fund may not have been asked to review, and may not have reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund.”

Please delete this statement here and in the section entitled “Federal Tax Matters” in the Statement of Additional Information, as the Fund’s disclosure needs to be accurate and this disclaimer calls that into question.

Response to Comment 11

The Fund and counsel believe that this statement, intended to convey that counsel is providing information with respect to tax treatment of shares of the Fund and not the underlying securities held by the Fund, is appropriate.

Comment 12 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 12

The Fund and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Fund and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 13 – Statement of Additional Information

Please supplementally confirm that any new sub-advisory agreement will be filed with the Rule 485(b) filing.

Response to Comment 13

The Fund confirms that any new sub-advisory agreements will be filed in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ Eric F. Fess
Eric F. Fess

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271